Exhibit 99.1

SUNTECH RECEIVES CONTINUED LISTING STANDARDS NOTICE FROM THE NEW YORK STOCK EXCHANGE

WUXI, China, Jan. 16, 2014 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that on January 14, 2014 it received notification from the New York Stock Exchange (the “NYSE”) that the Company did not meet the NYSE’s price criteria for continued listing standard because the average closing price of the Company’s American Depositary Shares, or ADSs, (based on OTC: STPFQ), was less than $1.00 per ADS over a consecutive 30-trading-day period.

As of November 11, 2013, the Company’s ADSs were suspended from trading on the NYSE and on November 19, 2013, the Company stated it would appeal the NYSE’s decision. In the event the Company is reinstated for trading on the NYSE, under NYSE rules, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the six-month cure period if the Company’s ADSs have a closing share price of at least $1.00 on the last trading day of any calendar month during the period and also has an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month or on the last day of the cure period.

The Company has notified the NYSE of its intention to cure this deficiency within the prescribed timeframe.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ) produces solar products for residential, commercial, industrial, and utility applications. Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and include the Company’s ability to meet and/or maintain the minimum share listing requirements, ability to successfully appeal the NYSE’s delisting decision, and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations Director
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.